November 19, 2012

Amanda Ravitz

Assistant Director

Mary Beth Breslin

Louis Rambo

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

US-BLH Bio-Engineering Int’l, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 28, 2012

File No. 333-181341

Dear Ms. Ravitz;

Please find below the Company’s responses to your comment letter of October 5, 2012.

Prospectus Summary, page 5

1. We note your response to prior comments 2 and 3. Please substantially revise your prospectus where appropriate to remove any implication that you are currently conducting operations or that you intend to conduct operations other than through a potential joint venture agreement, if true. In this regard, we note the paragraphs under the “Business Strategy” captions in your summary and business sections and the disclosure in Note A of your financial statements. Please ensure your disclosure reflects the substance of your response to prior comments 10 and 11 where you state that the cooperation agreement “merely creates a trading relationship” with your potential joint venture partner.

References to operations revised to clarify that the Company has no revenue or sales and all activity to this point has been for business development and startup.

2. We note your response to prior comment 4; however, it continues to appear from your disclosure that you are a shell company as defined in Rule 405 under the Securities Act due to your nominal operations. In this regard, we note that you have not formed the joint venture contemplated by the cooperation agreement that you entered into almost two years ago, that there is no commitment or time limit for you to form the joint venture, that you do not have any employees, and that you have nominal assets. Accordingly, you should revise your prospectus as appropriate to disclose your shell company status, including your summary, risk factor and selling shareholder sections.

Revised to disclose shell company status.

3. Please ensure that the disclosure in your registration statement is consistent. In this regard, reconcile the disclosure regarding your percentage interest in the potential joint venture throughout your prospectus and exhibits, reconcile your risk factor disclosure that you presently conduct your business “by means of a joint venture agreement” with the disclosure in your summary explaining that you have not yet entered into a joint venture agreement, and reconcile your disclosure regarding your intended business in your summary with your disclosure in Note A to your financial statements. Refer to prior comment 2. Also, reconcile your disclosure that you are an “exporter” with the discussion of the intended purpose of the potential joint venture reflected in exhibit 99.2.

Revised for consistency and clarity.

4. We note your revised summary disclosure describing the delegations and meetings that you sponsored in part. Please tell us the extent to which the companies with which you share your office space also participated in the delegations and meetings discussed in your summary. To the extent these companies participated with you in the meetings and delegations described in your summary, provide us with your detailed analysis of how you determined that your disclosure obligations per Rule 408 do not require you to identify these other companies and describe their participation. In your response, please address the extent to which you share a promoter with these other companies. Refer to comment 6 in our letter dated June 7, 2012.

Disclosure that the other companies were among the companies participating and the common promoter.

Risk Factors, page 7

5. Please add risk factor disclosure regarding the lack of a time limit or requirement for entering a joint venture agreement, as disclosed in your summary.

Risk factor disclosing the lack of a time limit for the start of the formal joint venture added.

Description of Business and Property, page 19

6. We note your response to prior comment 10. Please disclose the nature, size and competitive position of the other party to the agreement filed as exhibit 99.2, and provide us with objective, independent documentation supporting the industry information that you disclose. Further, please expand your disclosure where appropriate to clarify the terms of the cooperation agreement discussed here, including the responsibilities of each party and the nature of the “trading relationship” formed by the agreement.

The other party to the cooperation intent agreement was formed in 2003, has 135 employees, revenue 32 million yuan per year according to the company.  The company produces a Chinese herbal medicine capsul which is daily comsumed by many Chinese people for disease prevention and cure. Green industries are very popular and growing especially in the Heilongjiang Province in China.

The Chinese party to the cooperation agreement is located in Heilongjiang Province China.  The following are taken from “Overview of Green Food Industry in Heilongjiang China” provided by the Department of Commerce of Heilongjiang Province:

Heilongjiang, located in the northeast of China, is the Northernmost province and of the highest latitude in China, named after the largest river inside its territory.

Heilongjiang Habitats the cold temperate zone continental monsoon climate with an average temperature altering from -4degrees to 5degrees C, long winters, high temperature, abundant rainfall and long sunshine period in summers, which is appropriate for the growth of crops.  In addition, as Heilongjiang possesses one of the three world famous black soil zones, the organic content of the soil is higher than other parts of China, Black Soil, Chernozem and Meadow Soil occupying more than 70%  of its arable land, as a result, Heilongjiang is an important commodity grain base and green food processing base in China, the home of food crops like soybean, rice, corn, wheat and potato; and of economic crops like sugar beet, flax and cured tomato.  Being one of the key pasturing areas, Heilongjiang boasts 4.33-million-hectacre grasslands with high quality forage of high-value nutrition, proper for developing animal husbandry.

In the early 1990s, Heilong started to develop green food products.  Until 2011, the areas certified by Green Food standard have reached 4,287,000 hectacres, one quarter of the total areas in China; national-level standardized material production base of green food has extended to 3,4000,000 hectacres, half of the total amount in China; the total output of green food in Heilong has achieved 29,500,000 metric tons, the total output value over 100 billion rmb yuan; there are 520 green food manufacturers that can produce eight types of food including green rice, dairy and mountain products, etc.   Apart from that, there have been over 1200 green food sales outlets at home and more than 200 sales outlets at abroad, mostly in the US, Japan and Southeast Asia.  By the end of 2012, the certificated area of place of origin of green food will have reached 4,467,000 hectacres, a predicted output of 31,500,000 metric tons.

In 2009, green (organic) food processing enterprises in the province developed to 500, sales income reached RMB 28.5 billion Yuan.   15 green food products were awarded as “Famous Brand in China”.

Liquidity and Capital Resources, page 21

7. Please expand your response to prior comment 11 to disclose the identity of the related party and the extent of his or her funding commitment, including the amount and duration of this commitment.

The related party is the shareholder Monica Dong.    There is no set amount of her commitment to fund the company but she has committed orally to fund the company at least through the S-1 filing process.   A summary of the oral agreement has been added as an exhibit.

8. We note your response to prior comment 11. As previously requested, please expand your disclosure to describe and quantify your obligations under the cooperation agreement filed as exhibit 99.2. Clarify the specific date that you will be required to pay the $1 million capital contribution, the source of these funds, and the current status of the cooperation agreement, including whether you have met all of your funding requirements. Discuss the consequences if you do not meet your obligations under the agreement, such as fees and termination rights. Clarify the extent to which any provisions in the agreement have been waived, and file the agreements reflecting any waivers as exhibits to your filing.

The cooperation agreement does not create any obligations other than to utilize best efforts to establish trade between the parties and to form an eventual joint venture agreement.    The Company will be required to pay the $1 million capital contribution within 18 months of the formation of the formal Joint Venture.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 21

9. We note your response to prior comment 12 and your revised disclosure. Please revise this section here to also provide an analysis of your results of operations for all reporting periods presented including the three and six months ended June 30, 2012. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

Disclosure expanded to cover all period financials presented.

10. Further to the above, please explain to us why you have classified income tax expense and penalties on pages F-5 and F-14 as part of “general and administrative” expenses rather than separately presenting these as “income tax expense” on the face of your statement of operations.

Income tax and penalties are considered immaterial at this time.

Certain Relationships and Related Party Transactions, page 24

11. We note your response to prior comment 13. Please provide all of the information required by Regulation S-K Item 404(c), including the nature and amount of anything of value received or to be received by your promoter.

ICIC has not been paid anything for services provided to the registrant as of the date of this response and there is no agreement for any future recompensation.

12. Please expand your disclosure provided in response to prior comment 14 to provide all of the information required by Regulation S-K Item 404(a), including the identity of the related party. Please file the loan agreement or agreements as exhibits to your filing.

Related party disclosed as the shareholder Monica Dong. There is no written agreement between the parties. A summary of the oral agreement has been provided.

Selling Stockholders, page 26

13. Please disclose the natural persons who have or share voting power over the shares held by your selling shareholders. Refer to prior comment 15.

Disclosure added that Yin Tang for Hong Kong Million World Limited and Chunsheng Gao for Hanvic Far East Limited have voting and dispositive power.

Audited Financial Statements, page F-1

Note E. Joint Venture For Potential Projects, page F-11

14. We note your response to prior comment 16. As previously requested, revise your financial statements to address the following:

•

Describe the material terms of the cooperation agreement and explain how you are accounting for it.

•

Disclose how you are accounting for any transactions with the cooperation agreement company.

•

Include the disclosures required by Topic 850 of the FASB Accounting Standards Codification for your cooperation agreement.

Disclosure has been revised as follows:

Note X: Joint Venture for Potential Projects

The Company entered a joint venture agreement with an unrelated foreign company on __________ (date). The agreement confirms their mutual intent to identify and work for certain projects together in the next 20 years. The joint venture will be officially started once the Company has raised enough capital and lucrative business opportunity is identified.  In according with ASC810-10-15-14, “Variable Interest Entity” or VIE, in order to qualify as a VIE, the entity should have one or more than one party meets the economic criterion of a primary beneficiary, but only one party will have power.  A reporting entity does not have to exercise its power to have power. Rather, the focus is on who has the ability to direct the activities that most significantly impact the economic if so that entity needs to perform the consolidation.  As stated above, the Company entered a JV agreement with the other party; however, the agreement has not been started as of the filing date because there is not enough capital being raised and the business has not been identified yet.  If the agreement started, the Company will consider which party has the power and has the ability to direct the activities that most significantly impact the economic and the Company will consider who needs to be performed the consolidation on its book.

Unaudited Financial Statements, page F-12

Note 4. Related Party Loans, page F-16

15. We note your response to prior comment 17. Please revise your filing to disclose the nature of the relationships involved with your related party loans pursuant to the guidance in 850-10-50-1(a) of the FASB Accounting Standards Codification.

Revised.

Very truly yours,

/s/ Guozhi Wang

Guozhi Wang

President, Chief Executive Officer and Chairman of the Board

US-BLH Bio-Engineering Int’l, Inc.